Linkage Global Inc

September 15, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Keira Nakada
Lyn Shenk
Rucha Pandit
Dietrich King

Re:	Linkage Global Inc
Registration Statement on Form F-1
Filed September 1, 2023
File No. 333-274326

Ladies and Gentlemen:

This letter is in response to the letter dated September 12, 2023 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Linkage Global Inc (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An Amendment No. 1 to the Registration Statement on Form F-1 (the “Amendment No. 1 to the Registration Statement”) is being filed to accompany this letter.

Registration Statement on Form F-1

Since we are a “controlled company” within the meaning of the Nasdaq listing rules . . ., page 32

1.	We note your disclosure on the cover page as well as page 14 that upon the completion of the offering, the controlling shareholders “will beneficially own approximately 66.51% of the aggregate voting power” of your issued and outstanding ordinary shares. Please revise your disclosure here to identify the percentage of voting power to be held by the controlling shareholders following the offering. Additionally, please disclose, if true, that the controlling shareholders will have the ability to determine all matters requiring approval by stockholders in the event that you rely on the controlled company exemptions under the Nasdaq listing rules.

Response: In response to the Staff’s comment, we revised our disclosure on page 32 of Amendment No. 1 to the Registration Statement to identify the percentage of voting power to be held by the controlling shareholders following the offering. Additionally, we revised the cover page, page 15 and page 32 of Amendment No. 1 to the Registration Statement to disclose that, following the completion of this offering, the controlling shareholders will have the ability to determine any matter required to be passed by an ordinary resolution, which will be adopted when approved by a simple majority of votes cast by the shareholders of the Company, and that our controlling shareholders will have the ability to at least significantly influence, or in certain cases, control the outcome of a matter required to be passed by a special resolution, which will be adopted when approved by not less than two-thirds of votes cast by the shareholders of the Company.

Dilution, page 66

2.	Please tell us how you calculated adjusted net tangible book value of $8,413,684 as of March 31, 2023 based on net tangible book value of $4,761,844 and $5,481,170 in net proceeds from the sale of 1,500,000 ordinary shares from this offering, after deducting the underwriting discounts and estimated offering expenses.

Response: In response to the Staff’s comment, we revised the disclosure in the dilution section on page 66 of Amendment No. 1 to the Registration Statement. The adjusted net tangible book value of $9,090,475 as of March 31, 2023 derives from the net tangible book value of $3,609,305, plus net proceeds of $5,481,170 from the sale of 1,500,000 ordinary shares from this offering, after deducting the underwriting discounts and estimated offering expenses.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Zhihua Wu
Name:	Zhihua Wu
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC